UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For September 8, 2008
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Translation of registrant’s name into English)
Room B 7/Fl., No.132, Sec. 3
Min-Sheng East Road, Taipei, 105, Taiwan
Republic of China

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

     Attached hereto as exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7 and incorporated by reference herein are the Notice of Annual General Meeting of Shareholders, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders held on September 8, 2008, as well as press releases issued by the registrant on June 27, 2008, July 23, 2008, September 3, 2008 and September 8, 2008.

Exhibit 99.1	Notice of Annual General Meeting of Shareholders held on September 8, 2008.

Exhibit 99.2	Proxy Statement for Annual General Meeting of Shareholders held on September 8, 2008.

Exhibit 99.3	Proxy Card for Annual General Meeting of Shareholders held on September 8, 2008.

Exhibit 99.4	Press Release, dated June 27, 2008, announcing 2007 year-end financial results.

Exhibit 99.5	Press Release, dated July 23, 2008, announcing the record date for the 2008 annual general meeting.

Exhibit 99.6	Press Release, dated September 3, 2008, providing further notice of the 2008 annual general meeting.

Exhibit 99.7	Press Release, dated September 8, 2008, announcing certain unaudited financial and operating results in advance of the 2008 annual general meeting.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
By:	/s/ Yuan Chun Tang
	Name:	Yuan Chun Tang
	Title:	Chairman and Chief Executive Officer

Date: September 19, 2008

Exhibit Index

Exhibit 99.1	Notice of Annual General Meeting of Shareholders held on September 8, 2008.

Exhibit 99.2	Proxy Statement for Annual General Meeting of Shareholders held on September 8, 2008.

Exhibit 99.3	Proxy Card for Annual General Meeting of Shareholders held on September 8, 2008.

Exhibit 99.4	Press Release, dated June 27, 2008, announcing 2007 year-end financial results.

Exhibit 99.5	Press Release, dated July 23, 2008, announcing the record date for the 2008 annual general meeting.

Exhibit 99.6	Press Release, dated September 8, 2008, providing further notice of the annual general meeting.

Exhibit 99.7	Press Release, dated September 8, 2008, announcing certain unaudited financial and operating results in advance of the 2008 annual general meeting.